UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

02744M 10 8

(CUSIP Number)

November 17, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02744M 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg, Pincus Equity Partners, L.P. 13-3986317

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Deleware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,854,180

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,854,180

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,854,180

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 02744M 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg, Pincus & Co. 13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,854,180

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,854,180

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,854,180

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 02744M 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg, Pincus LLC 13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,854,180

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,854,180

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,854,180

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer American Medical Systems Holdings, Inc. (AMMD)
	(b)	Address of Issuer's Principal Executive Offices 10700 Bren Road West, Minnetonka, Minnesota 55343.

Item 2.
(a)

Name of Person Filing
Filed by and on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (“WPEP”); Warburg Pincus & Co., a New York general partnership (“WP”), which is the general partner of WPEP; and Warburg Pincus LLC, a New York limited liability company (“WP LLC”), which manages WPEP.  The members of WP LLC are substantially the same as the partners of WP.

	(b)	Address of Principal Business Office or, if none, Residence The business address of each of the foregoing is 466 Lexington Avenue, New York, NY 10017.
	(c)	Citizenship WPEP is a Delaware limited partnership, WP is a New York general partnership and WP LLC is a New York limited liability company.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share (“Common Stock”)
	(e)	CUSIP Number 02744M 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Warburg, Pincus Equity Partners, L.P.
	(a)	Amount beneficially owned: 1,854,180 shares of Common Stock, as of November 17, 2004.
	(b)	Percent of class: 5.5%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 1,854,180
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 1,854,180
Warburg Pincus & Co.
	(a)	Amount beneficially owned: 1,854,180 shares of Common Stock, as of November 17, 2004.
	(b)	Percent of class: 5.5%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 1,854,180
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 1,854,180

Warburg Pincus LLC
	(a)	Amount beneficially owned: 1,854,180 shares of Common Stock, as of November 17, 2004.
	(b)	Percent of class: 5.5%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 1,854,180
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 1,854,180

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group

WPEP, WP and WP LLC are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Each of WPEP, WP and WP LLC disclaims beneficial ownership of all of the Common Stock, other than those reported herein as being owned by it.

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below the reporting persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WARBURG, PINCUS EQUITY PARTNERS, L.P.
By: Warburg Pincus & Co., General Partner

11/18/04
Date
/s/ Scott A. Arenare
Signature
Scott A. Arenare/Partner
Name/Title

WARBURG PINCUS & CO.

11/18/04
Date
/s/ Scott A. Arenare
Signature
Scott A. Arenare/Partner
Name/Title

WARBURG PINCUS LLC

11/18/04
Date
/s/ Scott A. Arenare
Signature
Scott A. Arenare/Member
Name/Title

Exhibit A

Exhibit Index:

               1. Exhibit A - Joint Filing Agreement, dated as of March 7, 2002 (by and among Warburg, Pincus Equity Partners, L.P., Warburg Pincus & Co. and Warburg Pincus LLC pursuant  to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934) filed with the SEC with Form 13G on March 7, 2002, is incorporated by reference.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  SEE Sec. 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)